EXHIBIT 3.1
CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION
OF
LA JOLLA PHARMACEUTICAL COMPANY
     La Jolla Pharmaceutical Company (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:
     1.      The name of the Corporation is: La Jolla Pharmaceutical Company.
     2.      The Certificate of Incorporation of the Corporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article the following new Article:
ARTICLE IV
AUTHORIZED CAPITAL STOCK
     The Corporation is authorized to issue two classes of stock designated “Common Stock” and “Preferred Stock.” The total number of shares of all classes of stock that this Corporation is authorized to issue is Two Hundred Thirty Three Million (233,000,000), consisting of Two Hundred Twenty Five Million (225,000,000) shares of Common Stock, par value $0.01 per share, and Eight Million (8,000,000) shares of Preferred Stock, par value $0.01 per share.
     The Board is hereby authorized to issue the shares of Preferred Stock in one or more series, to fix the number of shares of any such series of Preferred Stock, to determine the designation of any such series, and to fix the rights, preferences, and privileges and the qualifications, limitations or restrictions of the series of Preferred Stock to the full extent permitted under the Delaware General Corporation Law. The authority of the Board with respect to any series of Preferred Stock shall include, without limitation, the power to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions, if any), the redemption price or prices, and the liquidation preferences and the number of shares constituting any such additional series and the designation thereof, or any of them; and to increase or decrease the number of authorized shares of any series subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the authorized number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.
     Effective at 5:00 p.m. on December 21, 2005 (the “Effective Time”), the issued and outstanding Common Stock of the Corporation will be reverse split on a one-for-five basis so that each five shares of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into and reconstituted as one share of Common Stock (the “Reverse Split”). No fractional shares will be issued by the Corporation as a result of the Reverse Split, and, as of the Effective Time, stockholders otherwise entitled to receive fractions of shares shall have no further interest as a stockholder in respect of such fractions of shares. In lieu of such fractions of shares, the Corporation will pay the holders thereof cash in an amount equal to (i) the value of such fractional shares based on the closing price per share of the Common Stock as reported on the Nasdaq National Market or the Nasdaq Capital Market, as applicable, on the day preceding the Effective Time or (ii) if the Common Stock is not then listed on the Nasdaq National Market or the Nasdaq Capital Market, the fair market value of the Common Stock as determined by the Corporation’s board of directors.
     3.      The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     Executed on this 21st day of December, 2005.

/s/ Gail A. Sloan
Gail A. Sloan
Vice President of Finance and Secretary